

Mail Stop 4561

December 29, 2017

Nan Kreamer
Chief Financial Officer
Webstar Technology Group, Inc.
4231 Walnut Bend
Jacksonville, FL 32257

Re: Webstar Technology Group, Inc.
Registration Statement on Form S-1
Filed December 28, 2017
File No. 333-222325

Dear Ms. Kreamer:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Michael Foland, Law Clerk, at (202) 551-6711, or, in his absence, me at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
Legal & Compliance, LLC